                                                                    Exhibit 99.1

[CENTERPULSE LOGO]                                         [SMITH & NEPHEW LOGO]


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN


20 MARCH 2003                                              FOR IMMEDIATE RELEASE

PART ONE OF TWO

              SMITH & NEPHEW AND CENTERPULSE COMBINE TO FORM GLOBAL
                              ORTHOPAEDICS LEADER

     (POUND)1.5 BILLION RECOMMENDED OFFER BY SMITH & NEPHEW FOR CENTERPULSE

London/Zurich, 20 March 2003 - The Boards of Smith & Nephew plc and Centerpulse AG announce that they have agreed to combine their businesses to create a leading global orthopaedics company.

The Transaction will be effected by Smith & Nephew Group plc (which will be the new holding company of Smith & Nephew) making a recommended offer for Centerpulse and, in parallel, a recommended offer for InCentive Capital AG, a listed investment company which holds, or has the right to hold, 19% of the issued share capital of Centerpulse.

Smith & Nephew Group will offer 25.15 New Smith & Nephew Group Shares and CHF
73.42 in cash in respect of each Centerpulse Share, valuing each Centerpulse Share at CHF 282. The offers for Centerpulse and InCentive will together result in the issue of 298 million New Smith & Nephew Group Shares and the payment of a net (pound)400 million (CHF 870 million) in cash, after taking account of InCentive's expected cash balances. On this basis, the Combined Group will have a pro forma market capitalisation of (pound)4.7 billion.

Shareholders of both companies will benefit from the expected cost and revenue synergies arising from greater scale, and the opportunity to enhance the Combined Group's performance over the medium and long term. The Transaction transforms the scale of the Combined Group's orthopaedics business and in particular will:

o Give the Combined Group the No 3 global position (up from No 7 and No 8 for Smith & Nephew and Centerpulse respectively) in the $14 billion orthopaedics market, one of the fastest growing medical technology sectors, which grew at an estimated 15% in 2002. The Combined Group will derive approximately 74% of sales from the orthopaedics sector (joint implants, trauma, arthroscopy, spine and dental implants)

o Strongly position the Combined Group in reconstructive implants as the market leader in Europe with approximately a 26% market share. With 18% of the global reconstructive implant market, the Combined Group will have the No 3 position worldwide in hips and No 4 in knees

o Enhance earnings per share of the Combined Group by mid single digits in 2004 (before amortisation of goodwill and exceptional integration costs) and approaching double digits in 2005 when the post-tax return on investment is expected to meet Smith & Nephew's weighted average cost of capital

o Generate significant long-term value through the combined product base, customer network and scale-related benefits. More immediately, integration cost savings are expected to amount to (pouNd)45 million per annum by 2005, requiring exceptional cash costs of (pound)130 million to implement

o Position the Combined Group to target a pre-goodwill operating margin of 23% by 2005/6, up from Smith & Nephew's previous guidance of 21%. The Combined Group's Orthopaedics Division is targeting pre-goodwill operating margin improvement to 27% by that time

o Bring together the complementary product ranges and develop more rapidly the technological capabilities of the two businesses. The Combined Group will possess one of the most innovative product line-ups in the global orthopaedics sector

o Build on the geographical strengths of each business: Centerpulse's leading market presence in Europe complements Smith & Nephew's position as the fastest growing orthopaedic implant company, having particularly strong growth in the US

o Provide an enhanced platform for growth in the spine market, the fastest growing segment of the orthopaedics sector, as well as bring a strong dental implant business

o Bring longer term scale benefits in terms of research and development and access to key orthopaedic surgeon opinion leaders

SUMMARY OF THE TRANSACTION

o Smith & Nephew Shareholders will exchange their Smith & Nephew Shares for shares in a new holding company, Smith & Nephew Group, on a one-for-one basis by means of a Court Scheme. Smith & Nephew Group will be the holding company of the Combined Group

o The share and cash offers for Centerpulse and InCentive will be made by Smith & Nephew Group. It will offer 25.15 New Smith & Nephew Group Shares and CHF 73.42 in respect of each Centerpulse Share so that Centerpulse and InCentive shareholders will collectively own 24% of the Combined Group. Centerpulse and InCentive shareholders (the latter in respect of InCentive's holding in Centerpulse) will also be offered a Collective Mix and Match Facility whereby they may elect to receive more or less cash to the extent that other Centerpulse or InCentive shareholders have elected to receive more or fewer New Smith & Nephew Group Shares

o On the basis of Smith & Nephew's closing price of 381.25p on 19 March 2003, the Centerpulse Offer values each Centerpulse Share at CHF 282 and the total issued share capital of Centerpulse at CHF 3.3 billion ((pound)1.5 billion). The Centerpulse and InCentive Offers will together result in the issue of 298 miLlion New Smith & Nephew Group Shares and a net payment of CHF 870 million ((pound)400 million) in cash, After taking account of InCentive's expected cash balances

o The Centerpulse Offer, together with assumed debt, represents a multiple of 12.6 times Centerpulse's continuing EBITDA before exceptional items for the year ended 31 December 2002, the results of which are being released today. In these results Centerpulse reports sales of CHF 1,241 million and operating profit before goodwill amortisation and exceptional items of CHF 228 million for continuing operations

o Smith & Nephew Group will assume Centerpulse's outstanding net debt which stood at CHF 358 million ((pound)165 million) as at 31 December 2002. Smith & Nephew Group has entered into a new underwritten bank debt facility of $2.1 billion, inter alia to refinance the existing net debt of both Smith & Nephew and Centerpulse, to finance the cash element of the Offers and to provide working capital headroom

o Shareholders representing 77% of InCentive's issued share capital have undertaken irrevocably to accept the InCentive Offer. Furthermore, Smith & Nephew has been granted a right of first refusal over their shares in the event of a third party making a higher offer for Centerpulse and the third party offer becoming unconditional as to acceptances. InCentive's portfolio is currently being rationalised so as eventually to comprise only Centerpulse shares and cash, and the terms of the InCentive Offer will be such that in respect of its holding in Centerpulse they will precisely reflect the terms of the Centerpulse Offer

o The primary listing of the Combined Group will be in London. Smith & Nephew Group will seek a secondary listing of its shares on the SWX Swiss Exchange as of the Settlement Date or as soon thereafter as is practicable. Smith & Nephew Group intends to replicate Smith & Nephew's current ADS listing in the United States

o The Centerpulse Offer has been unanimously recommended by the Board of Centerpulse. The Centerpulse Offer is conditional, inter alia on the approval of Smith & Nephew's shareholders, on regulatory clearances and on the Court Scheme having become effective

o The InCentive Offer has been unanimously recommended by the Board of InCentive and is conditional, inter alia, on the Centerpulse Offer having been declared wholly unconditional and on the Court Scheme having become effective

o      The Transaction is expected to be completed towards the middle of 2003

o Smith & Nephew is being advised by Lazard. Centerpulse is being advised by Lehman Brothers and UBS Warburg. InCentive is being advised by Lombard Odier Darier Hentsch & Cie

Commenting on today's announcement, Chris O'Donnell, Chief Executive of Smith & Nephew, said:

"This transaction is an important strategic step for both companies. It brings together two highly complementary businesses, transforming the scale of both of our orthopaedics businesses, as well as providing an enhanced position in the rapidly growing spine segment. The common technology focus and excellent product and geographic fit between the two businesses will be a strong platform for value creation.

"Given the cultural similarities of our two organisations, we are confident we can achieve a smooth and rapid integration of the two businesses. We expect the resulting combination to deliver significant synergies and returns for shareholders, and the quality and breadth of the combined product range will enable us to serve better the needs of patients, surgeons and hospitals."

Dr. Max Link, Chairman and Chief Executive of Centerpulse, added:

"We are delighted to be creating, with Smith & Nephew, one of the world's leading orthopaedics companies which will have increased strength and the resources to prosper as a global player in its sector. We believe that a combination with Smith & Nephew represents an attractive opportunity for shareholders and strongly recommend Centerpulse shareholders to accept the offer."

This summary should be read in conjunction with the full text of the following announcement. Appendix I contains the conditions to the Centerpulse Offer. Appendix II contains the conditions to the InCentive Offer. Appendix III contains the definitions of terms used in this announcement.

Exchange rates of CHF 2.1756: (pound)1 and CHF 1.3915 : US$1 have been used throughout this announcement.

          THERE WILL BE A MEETING FOR ANALYSTS AT 9.30 AM GMT IN LONDON TODAY AT CITY PRESENTATION CENTRE, 4 CHISWELL STREET, FINSBURY SQUARE, LONDON, UK, FOLLOWED BY A TELECONFERENCE FOR US ANALYSTS AND SHAREHOLDERS AT
          3.30 PM GMT/10.30 AM EST. A PRESS CONFERENCE WILL BE HELD AT CITY PRESENTATION CENTRE THIS MORNING AT 11.30 AM GMT. PLEASE CALL MO NOONAN AT FINANCIAL DYNAMICS ON +44 (0) 20 7831 3113 FOR DETAILS.

          THE ANALYST MEETING WILL BE WEBCAST AS WILL THE TELE-CONFERENCE TODAY AT 3.30 PM GMT ON WWW.SMITH-NEPHEW.COM/INVESTORS AND ON
          WWW.CENTERPULSE.COM/CENTERPULSE/INVESTORS/ HIGH RESOLUTION PHOTOGRAPHS ARE AVAILABLE TO THE MEDIA FREE OF CHARGE AT WWW.NEWSCAST.CO.UK

          ON FRIDAY 21 MARCH 2003, THERE WILL ALSO BE A MEETING FOR SWISS ANALYSTS AND SHAREHOLDERS AT 10.00 AM GMT/11.00 AM CET AT SWISSOTEL, ZURICH-OERLIKON, SWITZERLAND. PLEASE CONTACT SUHA DEMOKAN AT CENTERPULSE ON +41 (0) 1 306 9825 FOR DETAILS.


ENQUIRIES:

SMITH & NEPHEW                                                        Tel:  +44 (0) 20 7401 7646
Chris O'Donnell, Chief Executive
Peter Hooley, Finance Director
Angie Craig, Corporate Affairs Director

CENTERPULSE
Max Link, Chairman and Chief Executive
Urs Kamber, Chief Financial Officer
Beatrice Tschanz, Corporate Communications                            Tel:  +41 (0) 1 306 9646
Suha Demokan, Investor Relations                                      Tel:  +41 (0) 1 306 9825

INCENTIVE                                                             Tel:  +41 (0) 1 205 9300
Rene Braginsky, CEO & Delegate of the Board
Raoul Bloch

LAZARD                                                                Tel:  +44 (0) 20 7588 2721
(FINANCIAL ADVISERS TO SMITH & NEPHEW)
Nicholas Shott

CAZENOVE                                                              Tel:  +44 (0) 20 7588 2828
(BROKERS TO SMITH & NEPHEW)
Duncan Hunter
Tony Brampton

DRESDNER KLEINWORT WASSERSTEIN                                        Tel:  +44 (0) 20 7623 8000
(BROKERS TO SMITH & NEPHEW)
Jim Hamilton
Angus Kerr

LEHMAN BROTHERS
(FINANCIAL ADVISERS TO CENTERPULSE)
Kenneth Siegel                                                        Tel:  +1 212 526 7000
Henry Phillips                                                        Tel:  +44 (0) 20 7601 0011
Joseph Kohls                                                          Tel:  +1 212 526 7000

UBS WARBURG
(FINANCIAL ADVISERS TO CENTERPULSE)
Karl Schmidt                                                          Tel:  +44 (0) 20 7568 5959
Liam Beere                                                            Tel:  +44 (0) 20 7568 2286

LOMBARD ODIER DARIER HENTSCH & CIE
(FINANCIAL ADVISERS TO INCENTIVE)
Romeo Cerutti                                                         Tel:  +41 (0) 1 214 1330
Marc Klingelfuss                                                      Tel:  +41 (0) 1 214 1332

FINANCIAL DYNAMICS
(PR FOR SMITH & NEPHEW)
London:  David Yates / Jonathan Birt                                  Tel:  +44 (0) 20 7831 3113
New York:  Anton Nicholas / Deborah Ardern-Jones                      Tel:  +1 212 850 5626


LAZARD IS ACTING FOR SMITH & NEPHEW IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN SMITH & NEPHEW FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF LAZARD NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION.

LEHMAN BROTHERS IS ACTING FOR CENTERPULSE IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN CENTERPULSE FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF LEHMAN BROTHERS NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION.

UBS WARBURG IS ACTING FOR CENTERPULSE IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN CENTERPULSE FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF UBS WARBURG NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION.

LOMBARD ODIER DARIER HENTSCH & CIE IS ACTING AS FINANCIAL ADVISER FOR INCENTIVE IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN INCENTIVE FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF LOMBARD ODIER DARIER HENTSCH & CIE NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION. IN ADDITION, SMITH & NEPHEW HAS ENTRUSTED LOMBARD ODIER DARIER HENTSCH & CIE WITH THE TECHNICAL EXECUTION OF THE INCENTIVE OFFER.

NO OFFER OR INVITATION TO ACQUIRE OR EXCHANGE SECURITIES IN CENTERPULSE OR INCENTIVE IS BEING MADE NOW. ANY SUCH OFFER OR INVITATION WILL ONLY BE MADE IN DOCUMENTS TO BE PUBLISHED IN DUE COURSE AND ANY SUCH ACQUISITION OR EXCHANGE SHOULD BE MADE SOLELY ON THE BASIS OF INFORMATION CONTAINED IN SUCH DOCUMENTS.

THE CENTERPULSE OFFER WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAILS OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, TELEPHONICALLY OR ELECTRONICALLY) OF INTERSTATE OR FOREIGN COMMERCE OF, OR OF ANY FACILITY OF A NATIONAL SECURITIES EXCHANGE OF, CANADA, AUSTRALIA OR JAPAN. ACCORDINGLY, COPIES OF THIS DOCUMENT AND ANY RELATED DOCUMENTS ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN OR INTO OR FROM, CANADA, AUSTRALIA OR JAPAN AND PERSONS RECEIVING THIS DOCUMENT AND ANY RELATED DOCUMENTS (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT MAIL OR OTHERWISE FORWARD, DISTRIBUTE OR SEND IT IN OR INTO OR FROM, CANADA, AUSTRALIA OR JAPAN.

RELEVANT CLEARANCES HAVE NOT BEEN, NOR WILL THEY BE, OBTAINED FROM THE SECURITIES COMMISSION OF ANY PROVINCE OR TERRITORY OF CANADA; NO PROSPECTUS HAS BEEN LODGED WITH, OR REGISTERED BY, THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE JAPANESE MINISTRY OF FINANCE; AND THE NEW SMITH & NEPHEW GROUP SHARES HAVE NOT BEEN, NOR WILL THEY BE, REGISTERED UNDER OR OFFERED IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE, PROVINCE, TERRITORY OR JURISDICTION OF CANADA, AUSTRALIA OR JAPAN. ACCORDINGLY, THE NEW SMITH & NEPHEW GROUP SHARES MAY NOT (UNLESS AN EXEMPTION UNDER RELEVANT SECURITIES LAWS IS APPLICABLE) BE OFFERED, SOLD, RESOLD OR DELIVERED, DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION AS TO DO SO MAY CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF, OR REQUIRE REGISTRATION THEREOF IN SUCH JURISDICTION OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN OR RESIDENT IN CANADA, AUSTRALIA OR JAPAN.

THE INCENTIVE OFFER IS NOT BEING MADE IN ANY COUNTRY WHERE SUCH OFFER WOULD BE CONSIDERED ILLEGAL OR WOULD OTHERWISE VIOLATE ANY APPLICABLE LAW OR REGULATION OR WHERE SMITH & NEPHEW MAY BE OBLIGED TO CHANGE THE TERMS OF THE INCENTIVE OFFER, TO FILE AN ADDITIONAL APPLICATION WITH ANY AUTHORITIES OR OTHER INSTITUTIONS OR TO UNDERTAKE ADDITIONAL MEASURES IN RELATION TO THE INCENTIVE OFFER. IT IS NOT FORESEEN TO EXTEND THE INCENTIVE OFFER TO SUCH JURISDICTIONS. DOCUMENTS IN RELATION TO THIS TRANSACTION MUST NOT BE DISTRIBUTED IN SUCH JURISDICTIONS OR SENT TO SUCH JURISDICTIONS. PERSONS IN SUCH JURISDICTIONS MUST NOT USE THESE DOCUMENTS FOR MARKETING PURPOSES FOR SALES OF SHARES OF INCENTIVE.

FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1998. STATEMENTS THAT ARE NOT STRICTLY HISTORICAL STATEMENTS, INCLUDING STATEMENTS ABOUT SMITH & NEPHEW'S AND CENTERPULSE'S BELIEFS AND EXPECTATIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISK AND UNCERTAINTY BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS ADDRESSING THE FOLLOWING SUBJECTS: EXPECTED TIMING OF THE TRANSACTION; FUTURE FINANCIAL AND OPERATING RESULTS; ACTIONS TO BE TAKEN BY THE COMBINED GROUP FOLLOWING THE TRANSACTION; AND THE TIMING AND BENEFITS, INCLUDING SYNERGY BENEFITS, OF THE TRANSACTION. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, REGULATORY APPROVALS FOR THE TRANSACTION; THE FAILURE OF THE SHAREHOLDERS OF SMITH & NEPHEW TO PASS THE RESOLUTIONS NECESSARY TO IMPLEMENT THE TRANSACTION; THE FAILURE OF THE COURT TO SANCTION THE COURT SCHEME; THE FAILURE OF THE MINIMUM TENDER CONDITION OR THE FAILURE OF OTHER CONDITIONS TO THE OFFER; THE RISK THAT THE BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY AND THAT THE EXPECTED SYNERGIES AND COST SAVINGS WILL NOT BE ACHIEVED; AND OTHER ECONOMIC, BUSINESS, COMPETITIVE AND/OR REGULATORY FACTORS AFFECTING THE BUSINESSES OF SMITH & NEPHEW AND CENTERPULSE GENERALLY. MORE DETAILED INFORMATION ABOUT SUCH ECONOMIC, BUSINESS, COMPETITIVE AND/OR REGULATORY FACTORS IS SET FORTH IN CENTERPULSE'S FILINGS WITH THE SEC. SMITH & NEPHEW AND CENTERPULSE ARE UNDER NO OBLIGATION, AND EXPRESSLY DISCLAIM ANY OBLIGATION, TO UPDATE OR ALTER THEIR FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION

ANY OFFER IN THE UNITED STATES WILL ONLY BE MADE THROUGH A PROSPECTUS, WHICH IS PART OF A REGISTRATION STATEMENT TO BE FILED WITH THE SEC. CENTERPULSE SHAREHOLDERS WHO ARE US PERSONS OR ARE LOCATED IN THE UNITED STATES ARE URGED TO CAREFULLY REVIEW THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED THEREIN, THE SCHEDULE TO AND OTHER DOCUMENTS RELATING TO THE OFFER THAT WILL BE FILED BY SMITH & NEPHEW WITH THE SEC BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION RELATING TO THE CENTERPULSE OFFER. YOU ARE ALSO URGED TO READ THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED WITH THE SEC BY CENTERPULSE RELATING TO THE CENTERPULSE OFFER. YOU MAY OBTAIN A FREE COPY OF THESE DOCUMENTS AFTER THEY HAVE BEEN FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY SMITH & NEPHEW AND CENTERPULSE WITH THE SEC, AT THE SEC'S WEB SITE AT WWW.SEC.GOV. ONCE THE REGISTRATION STATEMENT, AS WELL AS ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, THE SCHEDULE TO AND THE SCHEDULE 14D-9 HAVE BEEN FILED WITH THE SEC, YOU WILL ALSO BE ABLE TO INSPECT AND COPY THESE DOCUMENTS AT THE PUBLIC REFERENCE ROOM MAINTAINED BY THE SEC AT 450 FIFTH STREET, NW, WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ABOUT THE PUBLIC REFERENCE ROOM. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.

          NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM
                           CANADA, AUSTRALIA OR JAPAN



20 MARCH 2003                                              FOR IMMEDIATE RELEASE


PART TWO OF TWO

              SMITH & NEPHEW AND CENTERPULSE COMBINE TO FORM GLOBAL
                               ORTHOPAEDICS LEADER

INTRODUCTION

The Boards of Smith & Nephew and Centerpulse announce that they have agreed to combine their businesses to create a leading global orthopaedics company.

The proposed Transaction brings significant strategic benefits, transforming the scale of the Combined Group's reconstructive implant business, expanding its geographic reach and broadening its product offering. Additionally, it offers an enhanced platform for growth in spinal implants, the fastest growing segment within the orthopaedics sector. The Transaction is expected to result in significant value creation opportunities for shareholders and to serve better the current and future needs of patients, surgeons and the hospital communities.

INFORMATION ON SMITH & NEPHEW

Smith & Nephew is a global advanced medical devices company employing over 7,300 people with operations in 32 countries. Underlying sales growth in 2002 was 14%, with acquisitions adding a further 4%. Operating margins of continuing operations (before amortisation of goodwill and exceptional items) were 18%. It is structured in three divisions, Orthopaedics, Endoscopy and Advanced Wound Management, with principal manufacturing in Tennessee and Massachusetts in the US, and Hull in the UK.

Orthopaedics is a global provider of reconstructive implant systems for knees, hips and shoulder joints, as well as trauma and clinical therapy products to help repair broken bones and damaged joints. This business strives to combine industry-leading technology with clinically proven products to deliver simpler, less invasive and more cost effective procedures to the orthopaedic community. Smith & Nephew has 8% of the orthopaedic reconstructive implant and trauma markets and holds the No 6 worldwide position. In 2002, sales were (pound)470 million, an underlying sales increase of 20%, and EBITA before exceptional items was (pound)98 mIllion.

Endoscopy is a world leader in the development and commercialisation of minimally invasive endoscopic surgery. This business is committed to reducing trauma and pain to the patient, reducing cost to healthcare systems, and providing better outcomes for surgeons and patients with its broad range of techniques and instruments for minimally invasive surgery, particularly of the joint. Smith & Nephew has 35% of the arthroscopy (joint) market and holds the leading worldwide position. In 2002, sales were (pound)292 million, an underlying sales increase of 10%, and EBITA before exceptional items was (pound)54 million.

Wound Management provides an advanced range of treatments for difficult to heal wounds. It develops innovative new solutions to chronic and acute wound management problems. Smith & Nephew has 21% of the advanced wound management market and has the leading worldwide position. In 2002, sales were (pound)322 milLion, an underlying increase of 11%, and EBITA before exceptional items was (pound)44 million.

Smith & Nephew also has investments in BSN Medical, a joint venture with Beiersdorf AG, and in AbilityOne Corporation, a rehabilitation business in which it holds a 21.5% interest. The share of operating profit before exceptional items attributable to Smith & Nephew in 2002 from these two investments was (pound)25 million.

Summary financial information as extracted from Smith & Nephew's audited 2002 results:

                                                                YEAR TO                YEAR TO
                                                                31 DECEMBER            31 DECEMBER
                                                                2002                   2001


Group turnover (continuing operations)                          (pound)1,084m          (pound)978m

EBITA before exceptional items
(continuing operations including investments)                   (pound)221m            (pound)187m

Basic earnings per share before goodwill amortisation and
exceptional items                                                16.02p                 13.96p

Shareholders' funds                                             (pound)517m            (pound)405m

Net debt                                                        (pound)277m            (pound)244m


INFORMATION ON CENTERPULSE

Centerpulse, formerly Sulzer Medica AG, is a leading medical technology group employing over 2,800 employees globally, which serves the reconstructive joint, spinal and dental implant markets. Following the divestiture of its Cardiovascular Division, which was concluded in January 2003, the group is organised into three divisions: Orthopaedics, Spine-Tech and Dental. Centerpulse, which is headquartered in Switzerland and has a history of technological leadership in its principal areas of activity, has five production facilities in Switzerland, the US and France.

The company's largest division is Orthopaedics, which focuses on joint care and includes the traditionally strong hip and knee implant businesses. Centerpulse estimates that it has a leading share of the European implant market, with a 22% market share. In 2002, the Orthopaedics Division reported total sales of CHF 923 million, of which CHF 542 million was in Europe. The underlying sales growth for 2002 was 14%.

Spine-Tech offers a full range of spinal implant systems primarily in the US, and has a global market share of 7%. In 2002, the Spine-Tech Division had sales of CHF 179 million, an underlying growth of 10%.

The Dental Division, producing mainly dental implants, serves primarily the US and European markets and occupies the No 4 position globally, with a market share of approximately 12%. In 2002, the Dental Division had sales of CHF 131 million, an underlying increase of 18%.

Summary financial information as extracted from Centerpulse's audited consolidated 2002 results, which are being released today:

                                                           YEAR TO             YEAR TO
                                                           31 DECEMBER         31 DECEMBER
                                                           2002                2001


Group turnover (continuing operations)                     CHF 1,241m          CHF 1,158m

EBITA before exceptional items
(continuing operations)                                    CHF 228m            CHF 107m

Profit/(loss) before tax                                   CHF 376m            CHF (1,645)m

Basic earnings per share                                   CHF 33.10           CHF (119.62)

Net assets                                                 CHF 1,278m          CHF 791m

Net debt (cash)                                            CHF 358m            CHF (61)m

INFORMATION ON INCENTIVE


InCentive, an investment company listed on the SWX Swiss Exchange, holds, or has the right to hold (after the exercise of its call options and lapse of related put options), 19% of the issued share capital of Centerpulse. In its full year 2002 results, which are being released today, InCentive reports profit before tax of CHF 178 million. As of 14 March 2003, InCentive's net asset value amounted to CHF 739 million. InCentive's portfolio is currently being rationalised so as eventually to comprise only Centerpulse shares and cash.

STRATEGIC RATIONALE

The combination of the two companies creates a global leader in the $14 billion orthopaedics market, with the Combined Group rising to a No 3 market share position. In bringing together two complementary businesses and transforming their scale, the Transaction offers significant strategic and value creation opportunities.

MARKET DYNAMICS

The orthopaedic implant market continues to be one of the fastest growing medical technology sectors, with estimated global growth of 15% in 2002. In most developed countries there are some common drivers:

o Demographics of an ageing population, with the population aged 50-69 projected to increase by nearly 3% per annum for the foreseeable future

o Improved quality of life expectations, with patients also being better informed of the benefits of orthopaedic surgery due to the Internet, media, and word of mouth

o An expanding patient pool, due to an increase in active lifestyles and new longer-lasting materials such as improved bearing surfaces in orthopaedics and bioresorbables in arthroscopy that are encouraging surgeons to treat younger and more active patients

o An increasing incidence of osteoarthritis, combined with less invasive surgery trends and continued growth in surgeon familiarity with implant surgery

o An increasing need for revision surgeries, as patients from the first orthopaedic boom in the late 80s require revision procedures

GLOBAL SCALE AND INCREASED GEOGRAPHIC REACH IN RECONSTRUCTIVE IMPLANTS

Building on Centerpulse's market leading position in Europe and Smith & Nephew's significant presence in the US, the Combined Group will become the fourth largest global reconstructive implant company with a market share of approximately 18%. In Europe, the Combined Group will be a market leader in reconstructive implants with a market share of approximately 26%. It will become No 4 overall in reconstructive implants in the US with a market share of 14% and have an enhanced position in Japan.

Centerpulse's particular geographic strength is in Europe, based on strong surgeon relationships developed over many years, along with an outstanding reputation for service. Centerpulse also has significant manufacturing and research and development facilities, located in Winterthur, Switzerland. This provides a major European facility, which will continue as a key centre for the long-term benefit of the Combined Group.

In addition, the two businesses fit together well in the US. Centerpulse, which has a smaller share of the US market, is particularly well-established in the Southern states, complementing the strong presence of Smith & Nephew across other regions of the US.

The combination will also double the scale of the Combined Group's business in the important Japanese market, where Smith & Nephew has a strong position in trauma and Centerpulse is well positioned in reconstructive implants.

COMPLEMENTARY PRODUCT LINES

The fit between the two companies' product lines is excellent. Centerpulse is strong in hips, with pioneering positions in metal-on-metal and highly cross-linked polyethylene, as well as extensive developments under way in less invasive procedures and in larger heads giving greater range of motion. Whilst Smith & Nephew is also strong in hips, it has particular strength in knees, with the revolutionary Oxinium product setting new standards for innovation and longevity. Leveraging the specific strengths of each company's sales relationships into new accounts with this expanded product range is anticipated to lead to significant cross-selling opportunities.

Both companies have a strong tradition of technological innovation and, when combined, they will possess one of the most innovative product line-ups in global orthopaedics, including:

   o The broadest range of wear reducing joint implant bearing surfaces (Oxinium, Durasul, Metasul)

   o  Unique minimally invasive knee surgery products (Unispacer, Accuris)

   o Proven total joint brands (Genesis II, Natural Knee, CLS, Alloclassic, Spectron, Reflection, Synergy)

   o  Computer Assisted Surgery technology (Navitrack, Achieve)

   o  Advanced trauma devices (TriGen, Taylor Spatial Frame, OrthoGuard AB,
      Exogen)


EXPANSION IN THE FAST-GROWING SPINAL SEGMENT

Centerpulse's global No 5 position in spinal implants provides the Combined Group with an enhanced platform for growth in the fastest growing segment of the orthopaedics market. In 2001, the US and European spine market was estimated to be worth $1.7 billion. Centerpulse entered the spinal marketplace in 1998 through the acquisition of Spine-Tech Inc., which brought with it the market leading lumbar fusion cage. Spine-Tech now offers a full range of products in the spinal implant market with devices for lumbar and cervical fixation, allografts and stabilisation devices. The spine business is well placed for growth in a rapidly expanding market.

DENTAL

Centerpulse's Dental Division occupies the No 4 position globally in the dental implant market with a market share of approximately 12%. It primarily serves the US market and had sales of CHF 131 million in 2002, an underlying increase of 18%. The global market for dental implants is currently growing at 15% per annum and the Dental Division is well positioned for further growth.

VALUE CREATION OPPORTUNITIES

Significant value is expected to be created for the Combined Group's shareholders in three key areas: integration cost savings, sales and marketing opportunities and the longer term scale advantages of being a leading orthopaedics company.

At the Group level, integration cost savings are expected to amount to (pound)45 million per annum by 2005, requiring exceptional cash costs of (pound)130 million to implement. These will enable the Combined GroUp to target an improvement of its pre-goodwill operating margin to 23% by 2005/6, up from Smith & Nephew's previous guidance of 21%, and with stronger cash generation. This is expected to enhance earnings per share of the Combined Group (before amortisation of goodwill and exceptional integration costs) by mid single digits in 2004 and approaching double digits in 2005 when the post-tax return on investment is expected to meet Smith & Nephew Group's weighted average cost of capital. The Combined Group's tax rate is expected to be 29% going forward.

Opportunities to combine the organisations to present a significant force in orthopaedics in each of the key markets of the US, Europe and Japan have been identified. The combination of each company's sales relationships in existing accounts with the expanded product range is expected to lead to an increase in sales force productivity and opportunities to launch innovative products across an expanded sales force. Extending proprietary technologies such as Oxinium, Durasul and Metasul throughout the product range is expected to develop improved demand for the Combined Group's products. These, together with related cost savings, will enable the Orthopaedics Division to target a pre-goodwill operating margin of 27% by 2005/6.

Longer term, the opportunity to develop and manufacture a unified range of next generation products will lead to further benefits. The enhanced scale of the Combined Group's strategic research and development will enable it to invest at the forefront of orthopaedic product development and its increased market presence will enable a stronger profile to be built with major customer groups.

STRUCTURE AND MANAGEMENT

The Chairman of the Combined Group will be Dudley Eustace, its Chief Executive will be Chris O'Donnell and the Finance Director will be Peter Hooley. The Combined Group will consist of five divisions - in order of sales revenue, Orthopaedics, Wound Management, Endoscopy, Spine and Dental - and will operate from major manufacturing and market support facilities in the UK, Switzerland and the US.

Dr. Max Link, Chairman and Chief Executive of Centerpulse, will join the Board of Smith & Nephew Group as a non-executive director and one of two Vice Chairmen on completion of the Transaction. Rene Braginsky, Centerpulse board member, will also join the board of Smith & Nephew Group as a non-executive director. Dr. Rolf Stomberg, a current Smith & Nephew Board member, will become a Vice Chairman of Smith & Nephew Group.

BENEFITS FOR ALL STAKEHOLDERS

The Directors of both Smith & Nephew and Centerpulse believe that, in addition to creating value for shareholders of the Combined Group, the Transaction will deliver significant benefits for patients, surgeons, hospitals and employees:

o Patients will benefit from the pooling of research and development activities, resulting in better targeted and more optimised product development which will deliver enhanced product performance

o Surgeons and hospitals will benefit from a wider product offering, broader infrastructure and enhanced delivery of services and solutions

o Employees will benefit from being part of one of the world's leading orthopaedic groups, operating in a dynamic and fast-growing industry and with the resources and depth to compete with other market leaders in the sector

NEW HOLDING COMPANY

Smith & Nephew Shareholders will exchange their Smith & Nephew Shares for shares in a new holding company, Smith & Nephew Group, on a one-for-one basis by means of a Court Scheme. Smith & Nephew Group will be the holding company of the Combined Group. Smith & Nephew Group is tax resident in Switzerland, whilst Smith & Nephew will remain tax resident in the UK. Arrangements will be made to maintain the local tax treatment of dividends for shareholders.

The Court Scheme will be conditional on each of the Centerpulse Offer and InCentive Offer having become wholly unconditional, save for conditions relating to the Court Scheme.

DETAILS OF THE CENTERPULSE OFFER

The share and cash offers for Centerpulse and InCentive will be made by Smith & Nephew Group. It will offer 25.15 New Smith & Nephew Group Shares and CHF 73.42 in respect of each Centerpulse Share so that Centerpulse and InCentive shareholders will collectively own 24% of the Combined Group. Centerpulse and InCentive shareholders will also be offered a Collective Mix and Match Facility whereby they may elect to receive more or less cash to the extent that other Centerpulse or InCentive shareholders have elected to receive more or fewer New Smith & Nephew Group Shares. Holders of Centerpulse ADSs will be offered 0.2515 New Smith & Nephew Group's ADSs per Centerpulse ADS and CHF 7.342 in cash and may participate in the Collective Mix and Match Facility.

On the basis of Smith & Nephew's closing share price of 381.25p on 19 March 2003, the Centerpulse Offer values each Centerpulse Share at CHF 282 and the total issued share capital of Centerpulse at CHF 3.3 billion ((pound)1.5 billion). The Centerpulse and InCentive Offers will together result in the issue of 298 millioN New Smith & Nephew Group Shares and a net payment of CHF 870 million ((pound)400 million) in cash, after taking acCount of InCentive's expected cash balances.

Smith & Nephew Group will assume Centerpulse's outstanding net debt which stood at CHF 358 million ((pounD)165 million) as at 31 December 2002. Smith & Nephew Group has entered into a new underwritten debt facility of $2.1 billion, inter alia to refinance the existing net debt of both Smith & Nephew and Centerpulse, to finance the cash element of the Offers and to provide working capital headroom.

Pursuant to the Centerpulse Transaction Agreement, Smith & Nephew and Centerpulse have agreed that one party shall make a cost reimbursement payment of CHF 20 million to the other in certain circumstances.

The primary listing of the Combined Group will be in London. Smith & Nephew Group will seek a secondary listing of its shares on the SWX Swiss Exchange as of the Settlement Date or as soon thereafter as is practicable. Smith & Nephew Group intends to replicate Smith & Nephew's current ADS listing in the United States.

The Centerpulse Offer has been unanimously recommended by the Board of Centerpulse. The Centerpulse Offer is conditional, inter alia, on the approval of Smith & Nephew's shareholders, on regulatory clearances and on the Court Scheme having become effective.

DETAILS OF THE INCENTIVE OFFER

InCentive's portfolio is currently being rationalised so as eventually to comprise only Centerpulse Shares and cash. The terms of the InCentive Offer will be such that in respect of InCentive's holding in Centerpulse they will precisely reflect the terms of the Centerpulse Offer.

The offer price for each InCentive Share shall be (a+b)/c where:

a        =      The total amount of New Smith & Nephew Group Shares and amount of cash that would be payable under the Centerpulse Offer for the Centerpulse Shares held by InCentive (the "Centerpulse
                Holding")

b        =      The adjusted net asset value (positive or negative) of InCentive
                (the "Adjusted NAV") calculated as at the last day of the InCentive Offer period but excluding the Centerpulse Holding and attributing no value to any InCentive Shares held by InCentive or its subsidiaries (the
                "Treasury Shares"), as confirmed by InCentive's auditors

c        =      The total number of InCentive Shares in issue on the last day of the InCentive Offer period less the number of Treasury Shares on that date

As a result, the consideration for each InCentive Share will consist of (i) an element of New Smith & Nephew Group Shares and cash which will mirror InCentive's Centerpulse Holding; plus or minus (ii) the cash attributable to Adjusted NAV of InCentive excluding the Centerpulse Holding. If the Adjusted NAV is negative, then the cash element attributable to the Centerpulse Holding shall be reduced, pro rata, and if after such reduction there is still a negative balance, the number of New Smith & Nephew Group Shares to be issued shall be reduced by a corresponding amount.

InCentive and Centerpulse shareholders will also be offered a Collective Mix and Match Facility whereby they may elect to receive more or less cash to the extent that other InCentive or Centerpulse shareholders have elected to receive more or fewer New Smith & Nephew Group Shares.

Shareholders representing 77% of InCentive's issued share capital have undertaken irrevocably to accept the InCentive Offer. Furthermore, Smith & Nephew has been granted a right of first refusal over their shares in InCentive in the event of a third party making a higher offer for Centerpulse and the third party offer becoming unconditional as to acceptances.

Pursuant to the InCentive Transaction Agreement, Smith & Nephew and InCentive have agreed that one party shall make a cost reimbursement payment of CHF 4 million to the other in certain circumstances.

The InCentive Offer has been unanimously recommended by the Board of InCentive and is conditional, inter alia, on the Centerpulse Offer having been declared wholly unconditional and the Court Scheme having become effective.

COLLECTIVE MIX AND MATCH FACILITY

Accepting Centerpulse Shareholders under the Centerpulse Offer and accepting InCentive Shareholders under the InCentive Offer (the latter in respect of InCentive's holding in Centerpulse) (together the "Accepting Shareholders") may elect to take fewer New Smith & Nephew Group Shares or more New Smith & Nephew Group Shares than their basic entitlement under the relevant Offer, but elections under both Offers (taken together) to receive more New Smith & Nephew Group Shares (together the "Excess Shares") will only be satisfied to the extent that elections have been made under both Offers (taken together) by Accepting Shareholders to receive fewer New Smith & Nephew Group Shares (together referred to as the "Available Shares"). The Available Shares will be allocated to the applicants for Excess Shares in proportion to the number of Excess Shares applied for. If the total number of Available Shares exceeds the total number of Excess Shares applied for, the Available Shares shall be limited to an amount equal to the Excess Shares and vice versa. Once the share allocations have been determined, the cash element of the consideration will be reduced or increased (as the case may be) for each Accepting Shareholder who has been allocated an increased or reduced number of New Smith & Nephew Group Shares. All calculations shall be made by reference to the number of acceptances and elections as of the last day of the additional acceptance period and, for the purposes of these calculations, the value per New Smith & Nephew Group Share shall be CHF 8.29, the same as the closing middle market price of a Smith & Nephew share on the day immediately prior to this announcement of 381.25p.

FRACTIONAL ENTITLEMENTS TO BOTH OFFERS

Fractions of New Smith & Nephew Group Shares will not be allotted or issued to accepting Centerpulse or InCentive shareholders but will be aggregated and sold in the market and the net proceeds of sale distributed on a pro rata basis to the Centerpulse and InCentive shareholders who accept the Offers and are entitled to them.

PRODUCT RECALL LIABILITY

Last year the Board of Centerpulse succeeded in putting in place measures to deal with claims arising from a major recall of reconstructive implants dating back to 5 December 2000. This involved Centerpulse entering into a district court approved class action settlement for US residents on 13 March 2002, and establishing a Settlement Trust to pay claims to class members in the US who undergo surgery to replace an affected hip implant prior to 5 June 2003 or an affected tibial base plate prior to 17 November 2003. The Settlement Trust was funded with approximately $1.1 billion, of which Centerpulse contributed $725 million in cash on 4 November 2002. Centerpulse's insurers and former parent company funded the balance. The Settlement Trust funds the first 4,000 valid claims, and Centerpulse remains liable for 50% of the cost of settled claims in excess of that number. The Settlement Trust also funds the first 64 settled claims for reprocessed hip implants replaced before 8 September 2004, with Centerpulse remaining liable in full for settled claims beyond this number.

As at 14 March 2003, the administrator of the Settlement Trust had received 4,295 claim forms in relation to hip implants and tibial base plates and 140 claim forms for reprocessed hip implants. The administrator has determined that for these classes of claims, 3,718 and 105 respectively are likely to be valid. It is not known at present how many more claims will be made or whether the remaining and future claims are valid and hence how many will qualify for settlement.

The Board of Smith & Nephew has examined the issue in detail. Although the Board of Centerpulse believes that the remaining provision in its year end audited accounts will be adequate to provide for the liabilities that may arise from the product recall, the Board of Smith & Nephew is mindful that there is a possibility that the eventual number of revisions and cost of settling claims from the product recall issue may exceed the level of provision made by Centerpulse. The Board of Smith & Nephew has taken into account this possibility in agreeing the terms and structure of the proposed Transaction.

DIVIDENDS

In respect of the final dividend of 3.00p per Smith & Nephew ordinary share recommended for the year ended 31 December 2002, the existing Smith & Nephew Shareholders will receive their entitlement in full. The New Smith & Nephew Group Shares being issued as consideration for Centerpulse will not rank for this final dividend. Centerpulse does not intend to pay a dividend in respect of 2002. Smith & Nephew's dividend policy remains unchanged.

SMITH & NEPHEW 5.5% CUMULATIVE PREFERENCE SHARES

Resolutions will be put before Smith & Nephew Shareholders to enable the company's 5.5% Cumulative Preference Shares to be repaid at a price of 138p per share together with accrued interest. Irrevocable commitments to support these resolutions at a class meeting have been obtained from preference shareholders' holding 210,313 preference shares, representing approximately 78% of outstanding preference shares.

The Offers are not conditional on the passing of these resolutions. However, it is intended that these resolutions will be placed before Smith & Nephew Shareholders, even if the Offers do not proceed.

CURRENT TRADING AND PROSPECTS FOR SMITH & NEPHEW

At this early stage of the year, sales at Smith & Nephew's Orthopaedics and Wound Management divisions have seen a solid start to 2003. Orthopaedics' move to two divisions - Reconstructive Implant and Trauma - is progressing well and the introduction of specialised sales forces in the US is proceeding to plan. Endoscopy has experienced some pressure from the increased re-use of disposable blades in the United States. Smith & Nephew's margin in the first half of the year will be impacted by the assumption of the full costs of the Dermagraft launch. Looking to the full year, Smith & Nephew remains confident of meeting its margin expansion and pre-goodwill earnings per share growth targets.

CURRENT TRADING AND PROSPECTS FOR CENTERPULSE

The following Outlook statement is included in Centerpulse's results for the year ended 31 December 2002, released today:

"Trading since year end has been in line with management expectations. Centerpulse remains confident that it will be able to grow in its core markets at least in line with the market. In Orthopaedics, the company believes that it can maintain a leading role in its primary markets in Europe and generate solid growth in the US and Japan by continuing to deliver first-class products and building long-term trusting relationships. The Spine-Tech Division intends to launch several new products in the US market, with the introduction of the Dynesys stabilization system and the radiolucent cages in 2003 expected to positively impact sales growth. The Dental Division has reinforced its market position by enhancing its product offerings with innovative solutions for aesthetics as well as leading educational programs."

GENERAL

In accordance with Swiss takeover rules, Smith & Nephew Group is today also issuing pre-announcements for both the Centerpulse Offer and the InCentive Offer to inform the Swiss market of its intention to launch the Offers.

Following today's announcements, it is expected that formal documentation will be despatched to Smith & Nephew Shareholders, Centerpulse Shareholders and InCentive Shareholders by mid April with the Court Scheme and the Offers completing towards the middle of the year. Centerpulse Shareholders and InCentive Shareholders will receive listing particulars and an offer prospectus and Smith & Nephew Shareholders will receive listing particulars and scheme documentation seeking their approval of the Transaction. The documentation will specify the necessary actions to be taken by Smith & Nephew Shareholders, Centerpulse Shareholders and InCentive Shareholders. Smith & Nephew Group will seek to file a registration statement with the SEC, which will enable Centerpulse Shareholders residing in the United States to accept the Centerpulse Offer.

RECOMMENDATIONS

The Transaction has the unanimous support and recommendation of the Boards of Smith & Nephew, Centerpulse and InCentive.

The Smith & Nephew Directors, who have been advised by Lazard, consider the Transaction to be in the best interests of the company and of Smith & Nephew Shareholders as a whole. In providing advice to the Smith & Nephew Directors, Lazard has placed reliance on the Smith & Nephew Directors' commercial assessment of the Transaction. Accordingly, the Smith & Nephew Directors will be unanimously recommending that Smith & Nephew Shareholders vote in favour of the resolutions to be proposed at the shareholders' meeting to be convened in relation to the Transaction, and the court convened shareholders' meeting to approve the Court Scheme as they intend to do in respect of their own beneficial holdings of, in aggregate, 295,618 Smith & Nephew Shares and 21,331 Smith & Nephew ADSs, representing approximately 0.055 per cent of the current issued ordinary share capital of Smith & Nephew.

The Board of Centerpulse considers the terms of the Centerpulse Offer to be fair and reasonable. The Board of Centerpulse has received a fairness opinion from each of Lehman Brothers and UBS Warburg. More detail on the fairness opinions will be set out in the Centerpulse Offer documentation. The Centerpulse Directors unanimously recommend that shareholders of Centerpulse should accept the Centerpulse Offer.

 The Board of InCentive considers the terms of the InCentive Offer to be fair and reasonable as it is equal to the Centerpulse Offer. The InCentive Directors unanimously recommend that shareholders of InCentive accept the InCentive Offer. The four main shareholders of InCentive (which together hold 77% of all outstanding InCentive shares) have already agreed to accept the InCentive Offer.

DATA

Exchange rates of CHF 2.1756 : (pound)1 and CHF 1.3915 : US$1 have been used in this announcement. Other information contained in this announcement (market data as of 19 March 2003):

Smith & Nephew Share price                                      381.25p
Centerpulse Share price                                         CHF 277
Smith & Nephew Shares outstanding                           929,128,403
Centerpulse Shares outstanding                               11,853,153


          THERE WILL BE A MEETING FOR ANALYSTS AT 9.30 AM GMT IN LONDON TODAY AT CITY PRESENTATION CENTRE, 4 CHISWELL STREET, FINSBURY SQUARE, LONDON, UK, FOLLOWED BY A TELECONFERENCE FOR US ANALYSTS AND SHAREHOLDERS AT
          3.30 PM GMT/10.30 AM EST. A PRESS CONFERENCE WILL BE HELD AT CITY PRESENTATION CENTRE THIS MORNING AT 11.30 AM GMT. PLEASE CALL MO NOONAN AT FINANCIAL DYNAMICS ON +44 (0) 20 7831 3113 FOR DETAILS.

          THE ANALYST MEETING WILL BE WEBCAST AS WILL THE TELE-CONFERENCE TODAY AT 3.30 PM GMT ON WWW.SMITH-NEPHEW.COM/INVESTORS AND ON
          WWW.CENTERPULSE.COM/CENTERPULSE/INVESTORS/ HIGH RESOLUTION PHOTOGRAPHS ARE AVAILABLE TO THE MEDIA FREE OF CHARGE AT WWW.NEWSCAST.CO.UK

          ON FRIDAY 21 MARCH 2003, THERE WILL ALSO BE A MEETING FOR SWISS ANALYSTS AND SHAREHOLDERS AT 10.00 AM GMT/11.00 AM CET AT SWISSOTEL, ZURICH-OERLIKON, SWITZERLAND. PLEASE CONTACT SUHA DEMOKAN AT CENTERPULSE ON +41 (0) 1 306 9825 FOR DETAILS.


ENQUIRIES:

SMITH & NEPHEW                                                        Tel:  +44 (0) 20 7401 7646
Chris O'Donnell, Chief Executive
Peter Hooley, Finance Director
Angie Craig, Corporate Affairs Director

CENTERPULSE
Max Link, Chairman and Chief Executive
Urs Kamber, Chief Financial Officer
Beatrice Tschanz, Corporate Communications                            Tel:  +41 (0) 1 306 9646
Suha Demokan, Investor Relations                                      Tel:  +41 (0) 1 306 9825

INCENTIVE                                                             Tel:  +41 (0) 1 205 9300
Rene Braginsky, CEO and Delegate of the Board
Raoul Bloch

LAZARD                                                                Tel:  +44 (0) 20 7588 2721
(FINANCIAL ADVISERS TO SMITH & NEPHEW)
Nicholas Shott

CAZENOVE                                                              Tel:  +44 (0) 20 7588 2828
(BROKERS TO SMITH & NEPHEW)
Duncan Hunter
Tony Brampton

DRESDNER KLEINWORT WASSERSTEIN                                        Tel:  +44 (0) 20 7623 8000
(BROKERS TO SMITH & NEPHEW)
Jim Hamilton
Angus Kerr

LEHMAN BROTHERS
(FINANCIAL ADVISERS TO CENTERPULSE)
Kenneth Siegel                                                        Tel:  +1 212 526 7000
Henry Phillips                                                        Tel:  +44 (0) 20 7601 0011
Joseph Kohls                                                          Tel:  +1 212 526 7000

UBS WARBURG
(FINANCIAL ADVISERS TO CENTERPULSE)
Karl Schmidt                                                          Tel:  +44 (0) 20 7568 5959
Liam Beere                                                            Tel:  +44 (0) 20 7568 2286

LOMBARD ODIER DARIER HENTSCH & CIE
(FINANCIAL ADVISERS TO INCENTIVE)
Romeo Cerutti                                                         Tel:  +41 (0) 1 214 1330
Marc Klingelfuss                                                      Tel:  +41 (0) 1 214 1332

FINANCIAL DYNAMICS
(PR FOR SMITH & NEPHEW)
London:  David Yates / Jonathan Birt                                  Tel:  +44 (0) 20 7831 3113
New York:  Anton Nicholas / Deborah Ardern-Jones                      Tel:  +1 212 850 5626


LAZARD IS ACTING FOR SMITH & NEPHEW IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN SMITH & NEPHEW FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF LAZARD NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION.

LEHMAN BROTHERS IS ACTING FOR CENTERPULSE IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN CENTERPULSE FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF LEHMAN BROTHERS NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION.

UBS WARBURG IS ACTING FOR CENTERPULSE IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN CENTERPULSE FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF UBS WARBURG NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION.

LOMBARD ODIER DARIER HENTSCH & CIE IS ACTING AS FINANCIAL ADVISER FOR INCENTIVE IN CONNECTION WITH THE TRANSACTION AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN INCENTIVE FOR PROVIDING THE PROTECTIONS OFFERED TO CLIENTS OF LOMBARD ODIER DARIER HENTSCH & CIE NOR FOR PROVIDING ADVICE IN RELATION TO THE TRANSACTION. IN ADDITION, SMITH & NEPHEW HAS ENTRUSTED LOMBARD ODIER DARIER HENTSCH & CIE WITH THE TECHNICAL EXECUTION OF THE INCENTIVE OFFER.

NO OFFER OR INVITATION TO ACQUIRE OR EXCHANGE SECURITIES IN CENTERPULSE OR INCENTIVE IS BEING MADE NOW. ANY SUCH OFFER OR INVITATION WILL ONLY BE MADE IN DOCUMENTS TO BE PUBLISHED IN DUE COURSE AND ANY SUCH ACQUISITION OR EXCHANGE SHOULD BE MADE SOLELY ON THE BASIS OF INFORMATION CONTAINED IN SUCH DOCUMENTS.

THE CENTERPULSE OFFER WILL NOT BE MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAILS OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, TELEPHONICALLY OR ELECTRONICALLY) OF INTERSTATE OR FOREIGN COMMERCE OF, OR OF ANY FACILITY OF A NATIONAL SECURITIES EXCHANGE OF, CANADA, AUSTRALIA OR JAPAN. ACCORDINGLY, COPIES OF THIS DOCUMENT AND ANY RELATED DOCUMENTS ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN OR INTO OR FROM, CANADA, AUSTRALIA OR JAPAN AND PERSONS RECEIVING THIS DOCUMENT AND ANY RELATED DOCUMENTS (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT MAIL OR OTHERWISE FORWARD, DISTRIBUTE OR SEND IT IN OR INTO OR FROM, CANADA, AUSTRALIA OR JAPAN.

RELEVANT CLEARANCES HAVE NOT BEEN, NOR WILL THEY BE, OBTAINED FROM THE SECURITIES COMMISSION OF ANY PROVINCE OR TERRITORY OF CANADA; NO PROSPECTUS HAS BEEN LODGED WITH, OR REGISTERED BY, THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION OR THE JAPANESE MINISTRY OF FINANCE; AND THE NEW SMITH & NEPHEW GROUP SHARES HAVE NOT BEEN, NOR WILL THEY BE, REGISTERED UNDER OR OFFERED IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE, PROVINCE, TERRITORY OR JURISDICTION OF CANADA, AUSTRALIA OR JAPAN. ACCORDINGLY, THE NEW SMITH & NEPHEW GROUP SHARES MAY NOT (UNLESS AN EXEMPTION UNDER RELEVANT SECURITIES LAWS IS APPLICABLE) BE OFFERED, SOLD, RESOLD OR DELIVERED, DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION AS TO DO SO MAY CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF, OR REQUIRE REGISTRATION THEREOF IN SUCH JURISDICTION OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A PERSON IN OR RESIDENT IN CANADA, AUSTRALIA OR JAPAN.

THE INCENTIVE OFFER IS NOT BEING MADE IN ANY COUNTRY WHERE SUCH OFFER WOULD BE CONSIDERED ILLEGAL OR WOULD OTHERWISE VIOLATE ANY APPLICABLE LAW OR REGULATION OR WHERE SMITH & NEPHEW MAY BE OBLIGED TO CHANGE THE TERMS OF THE INCENTIVE OFFER, TO FILE AN ADDITIONAL APPLICATION WITH ANY AUTHORITIES OR OTHER INSTITUTIONS OR TO UNDERTAKE ADDITIONAL MEASURES IN RELATION TO THE INCENTIVE OFFER. IT IS NOT FORESEEN TO EXTEND THE INCENTIVE OFFER TO SUCH JURISDICTIONS. DOCUMENTS IN RELATION TO THIS TRANSACTION MUST NOT BE DISTRIBUTED IN SUCH JURISDICTIONS OR SENT TO SUCH JURISDICTIONS. PERSONS IN SUCH JURISDICTIONS MUST NOT USE THESE DOCUMENTS FOR MARKETING PURPOSES FOR SALES OF SHARES OF INCENTIVE.


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                                       22



FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1998. STATEMENTS THAT ARE NOT STRICTLY HISTORICAL STATEMENTS, INCLUDING STATEMENTS ABOUT SMITH & NEPHEW'S AND CENTERPULSE'S BELIEFS AND EXPECTATIONS, CONSTITUTE FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISK AND UNCERTAINTY BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS ADDRESSING THE FOLLOWING SUBJECTS: EXPECTED TIMING OF THE TRANSACTION; FUTURE FINANCIAL AND OPERATING RESULTS; ACTIONS TO BE TAKEN BY THE COMBINED GROUP FOLLOWING THE TRANSACTION; AND THE TIMING AND BENEFITS, INCLUDING SYNERGY BENEFITS, OF THE TRANSACTION. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, REGULATORY APPROVALS FOR THE TRANSACTION; THE FAILURE OF THE SHAREHOLDERS OF SMITH & NEPHEW TO PASS THE RESOLUTIONS NECESSARY TO IMPLEMENT THE TRANSACTION; THE FAILURE OF THE COURT TO SANCTION THE COURT SCHEME; THE FAILURE OF THE MINIMUM TENDER CONDITION OR THE FAILURE OF OTHER CONDITIONS TO THE OFFER; THE RISK THAT THE BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY AND THAT THE EXPECTED SYNERGIES AND COST SAVINGS WILL NOT BE ACHIEVED; AND OTHER ECONOMIC, BUSINESS, COMPETITIVE AND/OR REGULATORY FACTORS AFFECTING THE BUSINESSES OF SMITH & NEPHEW AND CENTERPULSE GENERALLY. MORE DETAILED INFORMATION ABOUT SUCH ECONOMIC, BUSINESS, COMPETITIVE AND/OR REGULATORY FACTORS IS SET FORTH IN CENTERPULSE'S FILINGS WITH THE SEC. SMITH & NEPHEW AND CENTERPULSE ARE UNDER NO OBLIGATION, AND EXPRESSLY DISCLAIM ANY OBLIGATION, TO UPDATE OR ALTER THEIR FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION

ANY OFFER IN THE UNITED STATES WILL ONLY BE MADE THROUGH A PROSPECTUS, WHICH IS PART OF A REGISTRATION STATEMENT TO BE FILED WITH THE SEC. CENTERPULSE SHAREHOLDERS WHO ARE US PERSONS OR ARE LOCATED IN THE UNITED STATES ARE URGED TO CAREFULLY REVIEW THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED THEREIN, THE SCHEDULE TO AND OTHER DOCUMENTS RELATING TO THE OFFER THAT WILL BE FILED BY SMITH & NEPHEW WITH THE SEC BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION RELATING TO THE CENTERPULSE OFFER. YOU ARE ALSO URGED TO READ THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED WITH THE SEC BY CENTERPULSE RELATING TO THE CENTERPULSE OFFER. YOU MAY OBTAIN A FREE COPY OF THESE DOCUMENTS AFTER THEY HAVE BEEN FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY SMITH & NEPHEW AND CENTERPULSE WITH THE SEC, AT THE SEC'S WEB SITE AT WWW.SEC.GOV. ONCE THE REGISTRATION STATEMENT, AS WELL AS ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, THE SCHEDULE TO AND THE SCHEDULE 14D-9 HAVE BEEN FILED WITH THE SEC, YOU WILL ALSO BE ABLE TO INSPECT AND COPY THESE DOCUMENTS AT THE PUBLIC REFERENCE ROOM MAINTAINED BY THE SEC AT 450 FIFTH STREET, NW, WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ABOUT THE PUBLIC REFERENCE ROOM. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.

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                                       23



                                   APPENDIX I

                       CONDITIONS TO THE CENTERPULSE OFFER

The Centerpulse Offer is expected to be subject to the following conditions:

1.   The General Meetings of Smith & Nephew shareholders having:

      a. approved the transactions contemplated by the Centerpulse Transaction Agreement; and

      b. passed the necessary resolutions to effect a Court Scheme under which Smith & Nephew will become a wholly owned subsidiary of Smith & Nephew Group plc and the Court Scheme having become effective.

2. The Smith & Nephew Group shares to be issued in connection with the Centerpulse Offer having been admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc and the listing of the additional ADSs of Smith & Nephew Group on the New York Stock Exchange to be issued in connection with the Centerpulse Offer having been approved.

3. All competent EU, US and other foreign authorities having approved and/or granted clearance of the acquisition of Centerpulse without a party being required to meet any condition or requirement giving rise to (a) costs and/or loss of EBITA in excess of CHF 23 million in the aggregate; or (b) a decrease in consolidated turnover of CHF 75 million in the aggregate of the Combined Group. In addition, no other orders or directions by any court or other authority prohibiting the completion of the Centerpulse Offer having been issued.

4. The Registration Statement on Form F-4 to be filed by Smith & Nephew Group with the SEC in connection with the Centerpulse Offer having become effective in accordance with the provisions of the US Securities Act; no stop order suspending the effectiveness of the Exchange Offer Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn.

5. Smith & Nephew Group having received valid acceptances for at least 75% of the total number of the Centerpulse shares outstanding (including Centerpulse shares represented by ADSs and, provided the InCentive Offer has become or is capable of becoming unconditional, Centerpulse Shares held by InCentive) on a fully diluted basis at the expiry of the (possibly extended) offer period.

6. Three of Centerpulse's current board members having resigned from Centerpulse's board of directors subject to completion of the Centerpulse Offer, and the other board members having entered into a fiduciary arrangement with Smith & Nephew Group covering the period until a Centerpulse General Meeting will have resolved to elect the persons proposed by Smith & Nephew Group to the board of directors of Centerpulse, subject to completion of the Centerpulse Offer.


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                                       24

7. Centerpulse until the end of the (possibly extended) offer period (save for extensions beyond the statutory 40 day trading period solely as a result of the Court Scheme not having become effective) not having:

      a. become subject to a mandated recall for a product, the consolidated turnover of which product family exceeded CHF 75 million in Centerpulse's consolidated prior year results and such recall having resulted, according to the opinion of an investment bank or accounting firm of international repute to be appointed by Smith & Nephew Group with the consent of Centerpulse (the "Expert"), in costs and/or loss of EBITA (after insurance payable to Centerpulse) in excess of CHF 23 million; or

      b. suffered a disablement of its manufacturing facilities in Winterthur or Austin having resulted, according to the opinion of the Expert, in costs and/or loss of EBITA (after insurance payable to Centerpulse) in excess of CHF 23 million.

Smith & Nephew Group reserves the right to waive one or more of the conditions set out above (other than conditions 1, 2, 3 as to the requirement to obtain merger approval as such and 4), either in whole or in part, or to withdraw the Centerpulse Offer if one or more of the above conditions is not met.


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                                       25


                                   APPENDIX II

                        CONDITIONS TO THE INCENTIVE OFFER

The InCentive Offer is expected to be subject to the following conditions:

1. All conditions of the Centerpulse Offer having been satisfied or waived by Smith & Nephew Group.

2.   The General Meeting of InCentive shareholders having:

      a. received the resignation of all current members of InCentive's board of directors or required these to resign and elected the persons proposed by Smith & Nephew Group as new members of the board of directors, subject to all other conditions to this offer being accepted or waived by Smith & Nephew Group; and

      b. to the extent required approved the InCentive Transaction Agreement and the actions contemplated thereunder.

3. Smith & Nephew Group having received valid acceptances for at least 80% of the InCentive Shares outstanding at the expiry of the (possibly extended) offer period.

4. No court or regulatory authority having issued a decision or an order which prohibits the InCentive Offer or its completion or renders this offer or its completion unlawful.

5. InCentive or any of its subsidiaries not having disposed, or agreed to dispose (including acceptance of any offer), of any Centerpulse Shares held by it or its subsidiaries and not having become obliged to do so, save for any such transfer within the InCentive group.

6. Until the end of the (possibly extended) offer period no litigation proceedings having been initiated against InCentive and its subsidiaries which have not been made public prior to the date hereof and which are neither insured nor provisioned for in the consolidated balance sheet of InCentive and whose amount in dispute is in excess of CHF 35 million in the aggregate.

7. The General Meetings of Smith & Nephew shareholders having passed the necessary resolutions to effect a Court Scheme under which Smith & Nephew will become a wholly owned subsidiary of Smith & Nephew Group plc, and the Court Scheme having become effective.

Smith & Nephew Group reserves the right to waive one or more of the conditions set out above other than condition 7, either in whole or in part, and to withdraw the InCentive Offer if one or more of the above conditions is not met.


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                                       26



                                  APPENDIX III
                                   DEFINITIONS

The following definitions apply throughout this announcement, unless the contest requires otherwise:

"Act"                                 the Companies Act 1985 (as amended)

"Board" or "Directors"                in respect of any given company, the
                                      directors of that company

"Centerpulse"                         Centerpulse AG, Zurich, Switzerland

"Centerpulse Offer"                   the share and cash offer intended to
                                      be launched by Smith & Nephew Group
                                      on or about 16 April 2003 for all
                                      publicly held Centerpulse Shares

"Centerpulse Shareholder"             a holder of Centerpulse Shares

"Centerpulse Share"                   registered shares of nominal value CHF 30
                                      each in the capital of Centerpulse

"Centerpulse Transaction              the agreement dated 20 March 2003, whereby
Agreement"                            Smith & Nephew and Centerpulse have agreed
                                      to combine their businesses to create a
                                      leading orthopaedics company

"Collective Mix and Match             the facility by which InCentive
Facility"                             shareholders (in respect of InCentive's
                                      holding in Centerpulse) may under the
                                      InCentive Offer and Centerpulse
                                      shareholders may under the Centerpulse
                                      Offer elect to take up more or less New
                                      Smith & Nephew Group Shares than their
                                      basic entitlement, subject to matching
                                      elections having been made by shareholders in Centerpulse and InCentive to elect to receive more or less cash than their basic entitlement

"Combined Group"                      Smith & Nephew Group, Smith & Nephew,
                                      Centerpulse and InCentive, and their
                                      respective subsidiaries

"Court"                               the High Court of Justice of England and
                                      Wales

"Court Scheme"                        a scheme of arrangement pursuant to
                                      section 425 of the Act sanctioned by
                                      order of the Court whereby Smith & Nephew will become a wholly owned subsidiary of Smith & Nephew Group

"EBITA"                               earnings before interest, tax and
                                      amortisation of goodwill

"EBITDA"                              earnings before interest, tax,
                                      depreciation and amortisation of goodwill


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                                       27


"EPS"                                 earnings per share

"Exchange Offer                       the registration statement to be filed in
Registration Statement"               the United States with the SEC and
                                      accompanied by a prospectus


"InCentive"                           InCentive Capital AG, Zug, Switzerland,
                                      an investment company listed on the Swiss
                                      Stock Exchange

"InCentive Offer"                     the share and cash offer intended to be
                                      launched on or about 16 April 2003 for all publicly held InCentive Shares

"InCentive Shareholder"               a holder of InCentive Shares

"InCentive Shares"                    bearer shares of nominal value of CHF 20
                                      each in the capital of InCentive

"InCentive Transaction                the agreement dated 20 March 2003, whereby
Agreement"                            Smith & Nephew has undertaken to acquire,
                                      inter alia, InCentive's 19% of the share capital of Centerpulse by way of a share and cash offer for InCentive through Smith
                                      & Nephew Group

"Lazard"                              Lazard & Co., Limited

"Lehman Brothers"                     Lehman Brothers Inc.

"New Smith & Nephew                   new ordinary shares in the capital of
Group Shares"                         Smith & Nephew Group to be issued in
                                      connection with the Offers and pursuant to the Court Scheme

"Offers"                              together the Centerpulse Offer and the
                                      InCentive Offer

"Official List"                       the Official List of the UK Listing
                                      Authority

"SEC"                                 United States Securities and Exchange
                                      Commission

"Settlement Date"                     the date on which the consideration due
                                      under the Offers is posted to Centerpulse
                                      Shareholders and InCentive Shareholders

"Settlement Trust"                    a trust set up by Centerpulse, pursuant
                                      to a court approved class action
                                      settlement for US residents on 13 March
                                      2002, to pay claims to class members in
                                      the US who undergo surgery to replace an affected hip implant prior to 5 June 2003 or an affected tibial base plate prior to 17 November 2003

"Smith & Nephew"                      Smith & Nephew plc

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                                       28


"Smith & Nephew Directors"            members of the board of directors of
                                      Smith & Nephew

"Smith & Nephew Group"                a company to be called Smith & Nephew
                                      Group plc which will become the holding
                                      company of the Combined Group

"Smith & Nephew Shareholder"          a holder of Smith & Nephew Shares

"Smith & Nephew Shares"               ordinary shares of 12 2/9 pence each in
                                      Smith & Nephew

"Transaction"                         together the Offers and the Court Scheme

"UBS Warburg"                         UBS Warburg LLC, a wholly owned subsidiary
                                      of UBS AG

"UK" or "United Kingdom"              United Kingdom of Great Britain and
                                      Northern Ireland

"US" or "United States"               the United States of America, its
                                      territories and possessions and any state of the United States and the District of Columbia

"US Securities Act"                   United States of America Securities Act
                                      of 1933